UNITED STATES
		     SECURITIES AND EXCHANGE COMMISSION
			  Washington, D.C.  20549

				SCHEDULE 13D

		 Under the Securities Exchange Act of 1934
			     (Amendment No. 8)

		   AIR & WATER TECHNOLOGIES CORPORATION
	  --------------------------------------------------------
			      (Name of Issuer)

			  CLASS A COMMON STOCK
			     $.001 PAR VALUE
	  --------------------------------------------------------
		       (Title of Class of Securities)

			       009058108
	  --------------------------------------------------------
			     (CUSIP Number)

		       COMPAGNIE GENERALE DES EAUX
	  --------------------------------------------------------
		   (Name of Persons Filing Statement)

			      JOHN A. BICK
			  DAVIS POLK & WARDWELL
			   450 LEXINGTON AVENUE
			    NEW YORK, NY 10017
			      (212) 450-4000
	  --------------------------------------------------------
	  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

			      MARCH 30, 1994
	  -------------------------------------------------------
	  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: / /

Check the following box if a fee is being paid with this statement:  /  /.














				SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No.__009058 10 8_____ |             | Page  ____   of   ____ Pages |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                                                                    |
|    |   Compagnie Generale des Eaux                                      |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) | | |
|    |                                                                 _  |
|    |                                                            (b) |x| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |      WC                                                            |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    | France                                                             |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |      6,203,475                                |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |        --                                     |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |       6,203,475                               |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |         --                                    |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 6,203,475                                                          |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         _   |
|    | CERTAIN SHARES*                                               |_|  |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |  24.5%                                                             |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |  CO                                                                |
|____|____________________________________________________________________|
		     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7



Compagnie Generale des Eaux ("Generale Des Eaux" or "CGE") hereby further amends and supplements its Report on Schedule 13D, originally filed on May 23, 1990 (the "Schedule 13D"), as amended, with respect to the purchase of shares of Class A Common Stock, $.001 par value (the "Shares") of Air & Water Technologies Corporation (the "Company" or "AWT").

	  Unless otherwise indicated, each capitalized terms used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.



Item 6.   Contracts, Arrangements, Understandings or
	  ------------------------------------------
	  Relationships with Respect to Securities of the
	  -----------------------------------------------
	  Company.
	  -------



	  On March 30, 1994, Generale des Eaux, its indirect wholly-owned subsidiary, Anjou International Company ("Anjou") and the Company entered into an Investment
Agreement (the "Investment Agreement").   Accordingly, the
response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

	  As more fully described below, the Investment
Agreement, together with a Letter Agreement between the Company and CGE, dated March 18, 1994 (the "Letter
Agreement"), provide for a closer relationship between the Company and CGE which will strengthen AWT's competitive and financial position and increase its working capital availability.

	  Briefly summarized, subject to the terms and conditions of the Letter Agreement and the Investment
Agreement:

	  (i) The Company will issue 1,200,000 shares of a newly designated series of its authorized Preferred Stock, designated as 51/2% Series A Convertible Exchangeable
Preferred Stock ("Series A Preferred Stock"), convertible into 4,800,000 shares of Class A Common Stock, to CGE for cash consideration of $60,000,000.

	  (ii)  The Company will acquire from Anjou, by
merger and exchange of shares, respectively, PSC
Professional Services Group, Inc., a Minnesota corporation
("PSG"), and 2815869 Canada, Inc., a Canadian corporation
("PSG Canada"), each a wholly-owned subsidiary of Anjou
(such subsidiaries being collectively referred to herein as the "PSG Group"), for an aggregate purchase price of 6,500,000 shares of Class A Common Stock, subject to adjustment. See "Acquisition of the PSG Group" below.

	  (iii) CGE has agreed to certain financial undertakings, which include assistance and support to enable the Company to obtain up to $125,000,000 of bank debt financing on an unsecured basis (and assistance and support in obtaining up to $125,000,000 of bridge financing if the transactions contemplated by the Letter Agreement and the Investment Agreement are not consummated by June 14, 1994), as well as support to the Company in obtaining certain letters of credit for the Company's water and waste water management and air pollution projects.

	  (iv) CGE has agreed that, for so long as CGE (with its affiliates) is the largest shareholder of the Company, AWT will be CGE's exclusive vehicle in the United States, its possessions and its territories for CGE's water and waste water management and air pollution activities.
CGE will also assist the Company in developing its water and waste water management and air pollution activities in both Canada and Mexico, subject to certain limitations, and CGE and the Company will establish a privileged commercial relationship for the development of air pollution activities in Europe. See "Certain Covenants of CGE and Anjou - Joint Efforts" below.

	  (v) The Company has increased the size of its Board of Directors from nine to eleven members and has appointed two persons designated by CGE to serve on the Board of Directors and the Executive Committee of the Board until the Annual Meeting. In addition, the Company has agreed that after the closing of the transactions contemplated by the Investment Agreement, the Board of Directors and senior management of the Company shall include certain persons who are designated by CGE. See "Certain Covenants of the Company - Representation on the Board of Directors; Management."

	  (vi) The Company has granted certain demand and "piggyback" registration rights to CGE and Anjou with respect to all shares of Class A Common Stock and Series A
Preferred Stock owned from time to time by CGE, Anjou and their affiliates. See "Certain Covenants of the Company -
Registration Rights" below.

	  In connection with the execution of the Letter Agreement, the Company issued 500,000 shares of Class A Common Stock to CGE for an aggregate purchase price of $5,000,000. The transactions contemplated by the Investment Agreement are referred to herein as the "Investment Transactions."

	  The Investment Agreement grants CGE a number of other rights, including, among other things, access to the books, records and employees of the Company for so long as CGE owns at least 26% of the outstanding shares of Class A Common Stock on a fully diluted basis at that time. See "Certain Covenants of the Company." CGE and Anjou have also agreed to a number of additional covenants, including, among other things, limitations on the conduct of the PSG Group prior to the closing of the Investment Transaction, the voting of all of the shares of Class A Common Stock held by CGE in favor of the Investment Transaction, and settlement of certain intercompany accounts with the PSG Group. See "Certain Covenants of CGE and Anjou." CGE has also agreed on behalf of itself and its affiliates that certain transactions between AWT and any of its affiliates and CGE or any of its affiliates, as well as any claims by AWT against CGE or any of its affiliates under the Investment Agreement, will be subject to approval by a majority of the Independent Directors (as defined in the Investment Agreement). See "Certain Covenants of the Company, CGE and Anjou - Affiliate Transactions."

	  Approval by the Company's shareholders of the Investment Agreement is required under the rules of the American Stock Exchange.

	  Certain aspects of the Investment Transaction are subject to review by the Federal Trade Commission ("FTC") and the Department of Justice pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") and the United States Government under the provisions of Section 5021 of the Omnibus Trade and Competitiveness Act of 1988, as amended (the "Exon-Florio Amendment"), and other authorities.

ACQUISITION OF THE PSG GROUP

	  General.  In an effort to strengthen the Company's
	  -------
competitive and financial position, its possessions and its territories for CGE's water and waste management and air pollution activities, CGE and Anjou have agreed to transfer to the Company, and the Company has agreed to acquire, PSG and PSG Canada (collectively, the "PSG Group") for an aggregate of 6,500,000 shares of Class A Common Stock. All of the outstanding shares of capital stock of PSG and PSG Canada are owned by Anjou. As more fully described below, the PSG Group specializes in the area of water and waste water management and for the twelve-month period ended December 31, 1993 had total revenues of approximately $80 million. The PSG Group's principal executive offices are located at 14950 Heathrow Forest Parkway, Suite 200, Houston, Texas 77032, telephone (713) 449-1500.

	  Mechanics of the Acquisition.  Subject to the
	  ----------------------------
terms and conditions of the Investment Agreement and the Plan of Merger attached as Exhibit B thereto, upon the closing of the Investment Transaction (the "Closing"):

	  (i) a newly formed Minnesota subsidiary of the Company (the "Merger Subsidiary") will be merged (the "Merger") with and into PSG, whereupon the separate existence of the Merger Subsidiary shall cease, PSG will be the surviving corporation and a wholly-owned subsidiary of the Company, and all outstanding capital stock of PSG held by Anjou immediately prior to the effective time of the Merger will be converted into the right to receive 5,850,000 shares of Class A Common Stock; and

	  (ii) Anjou will exchange all of the outstanding capital stock of PSG Canada for 650,000 shares of Class
     A Common Stock.

	  Adjustment of Acquisition Consideration.  Anjou
	  ---------------------------------------
and the Company have agreed that the purchase price for the acquisition of the PSG Group will be adjusted upwards or downwards, as the case may be, to the extent that Final Stockholder's Equity (as defined) at the date of the Closing (which excludes cash and cash equivalents and intangible assets such as goodwill, patents, trademarks and unamortized debt discount) of the PSG Group is greater or less than, as the case may be, $12,741,000.

	  Other Provisions.  In connection with the
	  ----------------
acquisition of the PSG Group, CGE and Anjou have made pre-closing representations and warranties in the Investment Agreement with respect to the PSG Group which are customary for transactions of this nature, including (subject to standard materiality qualifications) representations as to the absence of undisclosed material liabilities and material adverse changes in the business, financial condition and results of operations of the PSG Group, title to property and assets, collectibility of receivables and absence of liabilities under environmental laws. CGE and Anjou have also agreed that the business of the PSG Group will continue to be operated in the ordinary course consistent with past practices. CGE and Anjou also agree to indemnify the Company with respect to certain pre-closing tax liabilities of the PSG Group.

	  Restrictions on Resale; Registration Rights.  The
	  -------------------------------------------
Class A Common Stock to be issued to Anjou as consideration for the acquisition of the PSG Group will be "restricted securities" as that term is defined in Rule 144 under the Securities Act. Consequently, resales of such shares by Anjou, unless registered under the Securities Act, will be subject to the timing, volume and other limitations of Rule 144, and the stock certificate or certificates issued by the Company to Anjou representing the shares of Class A Common Stock will bear a legend to that effect. Under the Investment Agreement, Anjou has certain registration rights with respect to such shares. See "Certain Covenants of the Company - Registration Rights."

CERTAIN COVENANTS OF THE COMPANY

	  Representation on the Board of Directors;
	  -----------------------------------------
Management.  The Company has agreed that CGE will have the
- ----------
right to cause the Company to include, as nominees for the Company's Board of Directors recommended by the Board for election by the shareholders, a number of directors (rounded down to the next whole number if CGE owns in the aggregate less than one-half of the outstanding shares, treating the shares of Series A Preferred Stock owned by CGE as having been converted into shares of Class A Common Stock, or, if otherwise, rounded up to the next whole number) that is equal to the product of the total number of directors on the Board times a fraction the numerator of which is the aggregate number of shares of Class A Common Stock owned by CGE and its affiliates (assuming conversion of the Series A Preferred Stock (or other securities convertible into or exercisable or exchangeable for shares of Class A Common Stock) held by CGE or its affiliates) and the denominator of which is the total number of shares of Class A Common Stock outstanding (assuming conversion of the Series A Preferred Stock (or other securities convertible into or exercisable or exchangeable for shares of Class A Common Stock) held by CGE or its affiliates). The Company has further agreed that CGE will have proportionate representation on all Committees of the Board (other than any Special Committee of Independent Directors) to the same extent as CGE is entitled to representation on the Board of Directors. Upon execution of the Letter Agreement, Messrs. Alain Brunais and Claudio Elia were designated by CGE and appointed by the Company to the Board of Directors and also to the Executive Committee of the Board.

	  In accordance with the terms of the Investment Agreement, the Company has agreed that the Board of Directors will consist of 11 directors, with five directors who are designated by CGE, one Independent Director (as defined below), and five directors consisting of Messrs. Beck, Costle, Dowd, Morris and Senior. "Independent Director" is defined for purposes of the Investment Agreement as any director who is not an employee, agent or representative of the Company, CGE or any of their respective Affiliates or Associates (as defined in the Investment Agreement) and may include any person acting as outside counsel or financial advisor for either the Company or CGE or any of their respective Affiliates or Associates. All Independent Directors shall be satisfactory to CGE, and the Company has agreed that the Chairman of the Board shall be a designee of CGE. CGE has agreed that, in the event the Investment Transaction is not approved by the Company's shareholders at the Annual Meeting, it will cause its nominees for director to resign as directors of the Company immediately following the Annual Meeting.

	  The Company and CGE have agreed that Mr. Beck will continue as Chairman and Chief Executive Officer of the Company until closing of the Investment Transaction, whereupon CGE will have the right to designate the Chief Executive Officer and Chief Financial Officer of the Company. CGE has agreed that current management will participate in such transition and has agreed to cause all agreements of the Company with its employees to be honored.

	  No-Shop.  Pursuant to the Investment Agreement,
	  -------
the Company may not nor may the Company permit any of its subsidiaries or any of its or their respective officers, directors, employees, agents or advisers to initiate, solicit or encourage, or take any other action to facilitate (including by way of furnishing nonpublic information, except to the extent determined in good faith by the Board of Directors of the Company (the "Board") based on the advice of counsel to be legally required for the discharge by the Board of its fiduciary duties), any inquiries or the making of any proposal which constitutes, or may reasonably by expected to lead to, any takeover proposal (as defined below) or, except to the extent determined in good faith by the Board based on the advice of counsel to be legally required for the discharge by the Board of its fiduciary duties, agree to or endorse any takeover proposal, or participate in any discussion or negotiations, or provide third-parties with any nonpublic information, relating to any such inquiry or proposal. The Company shall promptly inform CGE orally and in writing of any such inquiry or proposal. "Takeover proposal" shall mean any tender or exchange offer, proposal for a merger, consolidation or other business combination involving the Company or any of its subsidiaries (other than that involving solely an acquisition of a business or assets by the Company or any of its subsidiaries) or any proposal or offer to acquire in any manner a significant (i.e. more than 10% of the then outstanding shares of the Company) equity interest in, or a significant (i.e., more than 10% of the consolidated total assets of the Company) portion of the assets of (including the stock or assets of subsidiaries) the Company, but excluding the Investment Transaction contemplated by the Investment Agreement.

	  Registration Rights.  Pursuant to the terms of the
	  -------------------
Investment Agreement, CGE and Anjou will have the right to require on up to four occasions that the Company register all shares of Class A Common Stock, Series A Preferred Stock or Convertible Debt owned from time to time by CGE and its Affiliates for sale to the public under the Securities Act (a "demand registration"); provided that the Company is not obligated (i) to effect more than one demand registration in any six month period, (ii) to effect a demand registration for less than five percent of the outstanding Class A Common Stock or (iii) to effect a demand registration within six months of CGE or Anjou selling any shares pursuant to a piggyback registration (as defined below). In addition, CGE and Anjou will have the right to participate in registrations by the Company of its Class A Common Stock (a "piggyback registration"). The Company will pay the registration expenses on behalf of CGE and Anjou, including certain related fees and expenses. See the form of Registration Rights Agreement included as Exhibit C to the Investment Agreement.

	  Access to Books and Records.  The Company has
	  ---------------------------
agreed that for so long as CGE beneficially owns directly or indirectly as least 26% of the outstanding shares of Class A Common Stock on a fully-diluted basis, CGE will have access on reasonable terms to the books, records and employees of the Company and its subsidiaries and to the provision by the Company of all information reasonably requested by CGE, subject to confidentiality obligations that may be owed at the time by the Company to third parties and to appropriate confidentiality arrangements and requirements of law.

	  Insurance; Bonding.  The Company has agreed that
	  ------------------
as of the closing of the Investment Transaction, it will cause outstanding surety bonds issued for the benefit of the PSG Group under any of Anjou's surety agreements to be replaced by surety bonds issued under the Company's surety agreements. The company also anticipates replacing the PSG Group's existing insurance coverage, which is provided through Anjou, with insurance coverage provided by the Company.

	  Miscellaneous.  The Company has also made certain
	  -------------
customary representations and warranties in the Investment
Agreement.

CERTAIN COVENANTS OF CGE AND ANJOU

	  Conduct of the PSG Group.  CGE and Anjou have
	  ------------------------
agreed that up until the closing of the Investment Transaction (with the exception of certain payments by the PSG Group to Anjou in respect of taxes of the PSG Group), CGE and Anjou will cause the PSG Group to conduct its business in the ordinary course of business consistent with past practice and to use its best efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees.

	  Voting of Shares; Acquisitions and Sales of
	  -------------------------------------------
Shares.  CGE has agreed to vote at the Annual Meeting or any
- ------
adjournment thereof all of its shares of Class A Common Stock to approve the issuance of the Series A Preferred Stock and Class A Common Stock in the Investment Transaction. CGE has also agreed to give the Company two days' prior written notice of any acquisition of more than 1% of the outstanding shares of the Company's Class A Common Stock prior to the Closing, and one day's prior written notice of any sale of Company securities by CGE after the Closing if, to the knowledge of CGE, such sale would result in any person beneficially owning more than 15% of the outstanding shares of Class A Common Stock.

	  Joint Efforts.  CGE has agreed on behalf of itself
	  -------------
and its Affiliates (as defined in the Investment Agreement) that, after closing of the Investment Transaction, the Company will become CGE's exclusive vehicle in the United States, its possessions and its territories for CGE's water and waste water management and air pollution activities. After the closing of the Investment Transaction, CGE will, and will cause its affiliates to, assist the Company in developing its water and waste water management and air pollution activities in both Canada and Mexico, subject to existing contractual arrangements and taking into account the respective interests of the Company and CGE and its affiliates. Pursuant to this arrangement, CGE will, and will cause its affiliates to, offer the Company an active participation in any new water management investments by CGE or any of its affiliates in the United States which are too capital-intensive for the Company to undertake on a stand-alone basis. In addition, CGE and its affiliates and the Company will establish a privileged commercial relationship for the development of air pollution activities in Europe.

	  Intercompany Accounts.  CGE and Anjou have agreed
	  ---------------------
that all intercompany accounts between CGE, Anjou or their affiliates, on the one hand, and the PSG Group, on the other hand, will be settled as of the Closing of the Investment Transaction. All amounts for money borrowed by the PSG Group from, or owed by the PSG Group to, Anjou and its affiliates as of December 31, 1993 ($8,513,000), the accrued pension liability of the PSG Group owed to Anjou and its affiliates as of December 31, 1993 ($2,200,000) and any increase in intercompany balances owed by PSG Canada to Anjou and its affiliates from December 31, 1993 through the Closing will be contributed to the PSG Group's shareholders equity. The increase in intercompany balances owed by the PSG Group to Anjou and its affiliates from December 31, 1993 through the Closing will remain outstanding and will be evidenced by a promissory note maturing one year from the date of the Closing and bearing interest at the prime rate announced from time to time by Citibank, N.A. At least five business days prior to the closing of the Investment Transaction, Anjou will prepare and deliver to the Company a statement setting out in reasonable detail the calculation of all such intercompany account balances based on the latest available financial information, and will provide the Company upon its request with supporting documentation to verify the intercompany charges and transactions.

	  Financial Undertakings.  In the Letter Agreement,
	  ----------------------
CGE agreed that in the event the Investment Transaction is not closed on or before June 14, 1994 and the Company has not theretofore been able to obtain up to $125,000,000 of debt financing to repay the Prudential Notes, CGE will provide any assistance and support necessary for a bank or other financial institution to provide bridge financing to the Company for up to $125,000,000 on a senior basis at a rate equal to the three-month LIBOR rate plus 325 basis points, any such loan to be repaid as promptly as practicable and in any event within six months. CGE also agreed that, after closing of the Investment Transaction, it will (i) provide any assistance and support necessary to enable the Company to obtain up to $125,000,000 of permanent bank debt financing on an unsecured basis to repay the Prudential Notes at an interest rate not in excess of the market rate for a seven year fixed rate swap against the three-month LIBOR rate plus 125 basis points with a covenant package that does not include a negative pledge restriction on the Company's assets and permits normal working capital borrowing by the Company, and (ii) co-sign on a case-by-case basis with the Company applications for letters of credit of the Company's water and waste water management and air pollution projects, subject to approval by CGE, which CGE acknowledges could reach or exceed the level of letters of credit currently carried by the Company.

	  Other Agreements.  In the event that CGE
	  ----------------
materially breaches any of its obligations or representations contained in the Letter Agreement or in the Investment Agreement, CGE has agreed that certain standstill provisions of the Stock Purchase Agreement dated May 13, 1990 (the "Stock Purchase Agreement") shall be reinstated for an additional three year period from the date of the Letter Agreement.

CERTAIN COVENANTS OF THE COMPANY, CGE AND ANJOU


	  Affiliate Transactions.  CGE has agreed on behalf
	  ----------------------
of itself and its affiliates that any transactions (or series of related transactions) between the Company and any of its affiliates and CGE or any of its affiliates will be on an arm's length basis. Any such transaction (or series of related transactions) having an aggregate value in excess of $1,000,000 and any settlement of the existing litigation between the Company and the Puerto Rico Aqueduct and Sewer Authority must be approved by a majority of the Independent Directors or a Special Committee thereof. The Company, CGE and Anjou have further agreed that after Closing of the Transaction, all claims by the Company against CGE or its affiliates under the Investment Agreement (including but not limited to any purchase price adjustment for the acquisition of the PSG Group) shall be taken only by majority approval of such Independent Directors or Special Committee.

	  Filings and Consents.  Each of the Company, CGE
	  --------------------
and Anjou have agreed to cooperate with each other in good faith and to use their reasonable best efforts in making all required governmental filings and obtaining at the earliest practicable date all necessary approvals and consents from governmental entities and third parties.

CONDITIONS TO THE INVESTMENT TRANSACTION, TERMINATION AND
EXPENSES

	  Consummation of the Investment Transaction is subject to the satisfaction of the following conditions, which may not be unilaterally waived by any party: (i) any applicable waiting period under the HSR Act relating to the Investment Transaction shall have expired or been terminated; (ii) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Investment
Transaction; (iii) all actions by or in respect of or filings with any governmental body, agency, official or authority required to permit the consummation of the Investment Transaction under the provisions of the Exon-
Florio Amendment shall have been taken, made or obtained;
and (iv) the issuance of the Securities pursuant to the Investment Agreement have been approved by the Company's shareholders in accordance with applicable rules and regulations of the American Stock Exchange.

	  Consummation by the Company of the Investment Transaction is also subject, among other things, to the receipt by the Company of a written opinion from Allen & Company to the effect that the Investment Transaction is fair, from a financial point of view, to the shareholders of the Company (other than CGE). Any of these conditions may be waived by the Company.

	  The Investment Agreement may be terminated at any time prior to the closing of the Investment Transaction:

	  (i)  by mutual written agreement of the
     Company, CGE and Anjou;

	  (ii) by either CGE or the Company if the closing of the Investment Transaction shall not have been consummated on or before September 1, 1994.

	  (iii) by either CGE or the Company if there shall be any law or regulation that makes consummation of the Investment Transaction illegal or otherwise prohibited or if consummation of the Investment Transaction would violate any nonappealable final order, decree or judgment of any court or governmental body having competent jurisdiction; or

	  (iv) by CGE if the Company has caused to be duly called and held a meeting of its shareholders as required by the Investment Agreement and at such meeting the requisite number of votes were not obtained to approve the issuance of the Securities pursuant to the Investment Agreement under applicable law.

	  THE DESCRIPTION OF THE INVESTMENT AGREEMENT AND
THE INVESTMENT TRANSACTION CONTAINED HEREIN IS QUALIFIED IN
IT ENTIRETY BY REFERENCE TO THE EXPRESS PROVISIONS OF THE
INVESTMENT AGREEMENT FILED AS AN EXHIBIT HERETO.

	  Pursuant to the Stock Purchase Agreement dated as of May 13, 1990 and the Stock Purchase Agreement dated as of June 22, 1990, Generale des Eaux has agreed, for the period prior to May 13, 1995, that if it or any of its affiliates (as such term is defined in the Securities Act of 1933, as amended (the "Securities Act") (collectively, the "Purchaser Group")) receives a bona fide offer from an unaffiliated third party to purchase any Shares then owned by the Purchaser Group and the Purchaser Group desires to accept such offer, Generale des Eaux will promptly notify the Company in writing specifying the amount of the Shares proposed to be sold, the proposed purchase price therefor and the other material terms and conditions of the offer, including the proposed date of the closing for such sale. The Company may agree to purchase the Shares referred to in the notice upon notification to Generale des Eaux within ten business days of receipt of the notice. Generale des Eaux is not, however, obligated to notify the Company of third party offers with respect to any sales proposed to be made by it in accordance with the volume limitations specified in Rule 144(e)(i) promulgated under the Securities Act.

	  Except as otherwise describe above, to the best knowledge of Generale des Eaux, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, and any other person, with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
	  --------------------------------

     Exhibit 99.1:     Investment Agreement dated as of March
		       30, 1994 among the Company, Generale des
		       Eaux and Anjou.

			 SIGNATURES
			 ----------





	  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  April 1, 1994



				   COMPAGNIE GENERALE DES EAUX





				   By: /s/ Jacques-Henri David
				       -------------------------

				       Title: Director General

		       EXHIBIT INDEX



     Exhibit 99.1:     Investment Agreement dated as of March
		       30, 1994 among the Company, Generale des
		       Eaux and Anjou.